FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of February 2016

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

The Registrant notified the Israeli Securities Authority on February 15, 2016 as follows:

1.	The following directors resigned with immediate effect:

a.	Prof. Gabi Barbash
b.	Mr Haim Gavrieli

The resignations were unrelated to circumstances which require public disclosure.

2.	The following directors have been appointed with immediate effect:

a.	Mr. Eduardo Elsztain
b.	Mr. Saul Zang

3.	The following directors have been appointed as alternate directors with immediate effect:

a.	Mr. Sholem Lapidot (Saul Lapidus) for Mr. Saul Zang.
b.	Mr. Gerardo Tyszberowicz for Mr. Eduardo Elsztain

The Registrant filed the required declarations executed by Messrs. Elsztain, Zang, Tyszberowicz and Lapidot with the Israeli Securities Authority as required under Israeli law.

The Registrant also filed the updated list of its Officers and Directors reflecting the above changes and including Mr. Zohar Rozenberg, Vice President of the Registrant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)
By:	/s/Yaron Elad
Yaron Elad
VP & CFO

Dated:  February 16, 2016